

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Steven J. Shulman
Chief Executive Officer
Healthcare Merger Corp.
623 Fifth Avenue, 14th Floor
New York, NY 10022

> **Re:  Healthcare Merger Corp.**
> **Registration Statement on Form S-4**
> **Filed August 18, 2020**
> **File No. 333-248097**

Dear Mr. Shulman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed August 18, 2020

Specialists On Call, Inc., page 21

1.   Please disclose the basis for your disclosure that SOC Telemed is a "leading provider" of acute care telemedicine services and technology.

Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19..., page 41

2.   Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your utilization levels for your teleNeurology and telePsychiatry solutions.

No Survival, page 111

3.  We note your disclosure that none of the representations and warranties contained in the Merger Agreement will survive the effective time of the Merger. Please include appropriate risk factor disclosure.

Background of the Business Combination, page 122

4.  With reference to the first paragraph on page 124 and elsewhere, please revise to explain in greater detail the due diligence and evaluation materials provided by SOC Telemed to your management.

5.  Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
    *   the material terms for any proposals and subsequent proposals and counter offers; and
    *   at what point other strategic alternatives were eliminated from consideration.

HCMC Board of Directors' Reasons for the Business Combination, page 128

6.  We note your disclosure on page 129 that the board of directors determined not to obtain a fairness opinion. Please describe the substantive factors considered by the board in determining that the Merger Agreement was "fair" to shareholders, as disclosed on page 131.

7.  Please expand your disclosure to provide the basis for management's belief that SOC Telemed provided the most attractive potential business combination.

Overview, page 176

8.  We note the disclosure at the top of page 177 that SOC Telemed's clients may also choose to license the Telemed IQ platform as a stand-alone software-as-a-service (SaaS) solution. Please revise to disclose if a material portion of SOC Telemed's revenues have been from such licenses, and if a material amount of revenues has been derived from such licenses, please include appropriate disclosure under "Key Performance Measures" starting on page 194.

Intellectual Property, page 185

9.  Please revise here to disclose the type of intellectual property right protection applicable to Telemed IQ. In your revised disclosure, please clarify the source of protection for your "proprietary software," explain why technology is "proprietary," and disclose the duration of the underlying intellectual property protection.

Tele-Physicians Practices, page 185

10.    Please file each administrative support services agreement discussed in this section or provide us with an analysis as to why those agreements are not not required to be filed. See Item 601(b)(10) of Regulation S-K.

Results of Operations, page 197

11.    We note the variances in your loss from operations and net losses. Under separate captions, please expand your disclosure to explain to investors the reasons for the variances in your loss from operations and net losses for each period presented.  Also disclose any known material trends affecting your loss from operations and net losses for the periods presented. We note, for example, your disclosure on page 40 that you expect your costs will increase substantially in the foreseeable future and your losses will continue as you expect to invest significant additional funds towards enhancing your services and platform, growing your business and operating as a public company and continue to invest in increasing your operations. Refer to Item 303(b) of Regulation S-K.

Employment Agreements and Change in Control Arrangements, page 227

12.    Please file the employment agreement of each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Specialists On Call, Inc. Consolidated Financial Statements
Note 5. Variable Interest Entities, page F-33

13.    We note the disclosure on page 185. Please tell us how you concluded you should consolidate the Tele-Physician Practices. It appears that your conclusion may be based upon your power arising from your capacity as a decision maker. Please explain to us, in detail, your consideration of the guidance in ASC 810-10-55-37 to 37D and 55-38.

14.    We note the disclosure on pages F-11 and F-34 related to your consolidated VIE's assets and liabilities. Please provide the disclosure required by ASC 810-10-45-25 on the face of the statement of financial position. This comment also applies to your interim financial statements.

15.    Tell us what consideration you gave to ASC 810-10-50-2AA, 50-3, and 50-5A in your disclosures, including qualitative information about the nature of the restrictions on assets, terms of arrangements, and your methodology for determining whether the company is the primary beneficiary of a VIE.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Benjamin S. Reichel, Esq.